

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Robert Mederos
Chief Executive Officer
Green Leaf Innovations Inc
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

> **Re: Green Leaf Innovations Inc**
> **Offering Statement on Form 1-A**
> **Filed June 14, 2022**
> **File No. 024-11908**

Dear Mr. Mederos:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 14, 2022

General

1. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure that you are a development stage company, targeting acquisition opportunities with recurring revenue streams to maximize shareholder value. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

2. We note that your Part I lists series A preferred common stock, your cover page of Part II lists series B preferred and common stock, and your legal opinion lists only series B preferred stock. Please revise to reconcile the type of securities offered.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 or Sherry Haywood at 202-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Turner